Cybin Expands Clinical Team to Support CYB003 Phase 3 Program

- Company is on track to initiate its global Phase 3 pivotal program for CYB003 in Major Depressive Disorder (“MDD”) imminently -

- Cybin welcomes Dr. Mirza Rahman as Senior Vice President, Patient Safety & Pharmacovigilance and Dr. Marcelo Gutierrez as Vice President, Clinical Pharmacology -

- Other recent additions to the team include project directors. project managers, and clinical monitoring managers, as well as previously announced senior leadership team hires, and program lead for CYB003 -

- Strengthened team in place to support CYB003 pivotal trials, which will consist of three studies spanning up to 12 countries -

TORONTO, CANADA – October 1, 2024 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, today announced the appointment of senior clinical team leaders, Dr. Mirza Rahman as Senior Vice President, Patient Safety & Pharmacovigilance and Dr. Marcelo Gutierrez, Vice President, Clinical Pharmacology, as well as the expansion of its clinical operations team.

These additions have been made in preparation for the commencement of Cybin’s Phase 3 pivotal trial of CYB003, its proprietary deuterated psilocin program in development for the adjunctive treatment of MDD. Previously, the Company announced the hiring of experienced drug development leaders Dr. Atul R. Mahableshwarkar, and Dr. Tom Macek, as program leads for CYB003 and CYB004, respectively. Together, the team provides significant expertise and decades of experience across critical domains that are integral to the Company’s upcoming pivotal program.

“As we stand ready to commence our Phase 3 pivotal trial of CYB003, we are pleased to welcome these talented and experienced industry leaders to our clinical development team,” said Doug Drysdale, Chief Executive Officer of Cybin. “Dr. Mirza Rahman’s expertise in patient safety and pharmacovigilance, and Dr. Marcelo Gutierrez’s proven track record of delivering clinical pharmacology packages for advancing drugs through the regulatory process, will be instrumental to our efforts. These seasoned industry leaders, as well as the other additions to our clinical operations team, bring a wealth of knowledge and experience around mental health disorders, and will further bolster our internal capabilities, pharmacovigilance, and chemistry, manufacturing and controls management. As we advance to our Phase 3 program, which consists of three studies across 12 different countries, we look forward to benefiting from the guidance and operational experience of Cybin’s newest team members,” concluded Drysdale.

Cybin has strengthened its clinical and R&D team with the recent addition of senior team members:

•Dr. Mirza Rahman, M.D., M.P.H., FACPM, Senior Vice President, Patient Safety & Pharmacovigilance. Dr. Rahman has over 25 years of experience in the pharmaceutical industry, primarily in Pharmacovigilance, but also in Clinical Development, Medical Affairs, Pharmacoeconomics, Manufacturing, and Regulatory Affairs. Previously, Dr. Rahman served in leadership positions at global healthcare companies including Organon and Otsuka Pharmaceuticals, where he played an integral role in leading pharmacovigilance strategy and prioritizing patient safety. Dr. Rahman is board-certified in Public Health & General Preventive Medicine and serves as the President of the American College of Preventive Medicine. In addition, he is an Adjunct Associate Professor at both Columbia University & the University of Guyana.

•Dr. Marcelo Gutierrez, Ph.D., Vice President, Clinical Pharmacology. Dr. Gutierrez has extensive experience leading clinical pharmacology programs across central nervous system (“CNS”) and other therapeutic areas. Dr. Gutierrez previously held leadership positions in the field of Clinical Pharmacology and Global Health at various pharmaceutical companies including Forest Research Institute, Actelion Pharmaceuticals, Novartis, and Amylyx, where he led the creation of several clinical pharmacology centers of excellence and successfully contributed to bringing four drugs through NDA submission and approval.

•Atul R. Mahableshwarkar M.D., DLFAPA, Senior Vice President, Clinical Development. Dr. Mahableshwarkar is leading the CYB003 program, Cybin’s proprietary deuterated psilocybin analog program in development for the adjunctive treatment of MDD. Dr. Mahableshwarkar is a board-certified psychiatrist and accomplished drug development executive with experience in both large global and small startup pharmaceutical companies. He brings varied experiences from academia and industry as a site principal investigator for industry-sponsored studies and has submitted several INDs and NDAs leading to drug approvals.

•Dr. Tom Macek, Pharm.D., Ph.D., Senior Vice President, Clinical Development. Dr. Macek is leading the CYB004 program, Cybin’s proprietary deuterated DMT program in development for the treatment of Generalized Anxiety Disorder. Dr. Macek brings decades of pharmaceutical industry experience in new drug development across all phases of research (pre-IND to post-approval) across diverse treatment modalities and has submitted or supported several INDs and NDAs/BLAs leading to drug approvals.

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With industry leading proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin program, about to enter Phase 3 studies for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated DMT program in a Phase 2 study for generalized anxiety disorder. The company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plan to initiate a pivotal CYB003 Phase 3 Study imminently; and the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2024 and the Company’s annual information form for the year ended March 31, 2024, which are available under the Company's profile on www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Cboe Canada nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com